TEXAS INDUSTRIES, INC.

1341 W. Mockingbird Lane

Dallas, TX 75247

October 29, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Texas Industries, Inc.
Form S-4 filed concurrently herewith
Exxon Capital Holdings Corp., Morgan Stanley & Co. and Shearman & Sterling Representation Letter

Ladies and Gentlemen:

Texas Industries, Inc. (the “Company”) is registering the exchange offer pursuant to its Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Company represents as follows:

1. The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Securities.

2. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds unregistered 9 1/4% Senior Notes due 2020 (the “Outstanding Notes”) acquired for its own account as a result of market-making activities or other trading activities, and who receives Securities in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as defined in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Securities.

5. The Company will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a) If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Securities.

(b) If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Securities received in respect of the Outstanding Notes pursuant to the Exchange Offer. Such acknowledgment may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please direct any questions or comments regarding this letter to the undersigned at (972) 647-6700.

Very truly yours,

/s/ Frederick G. Anderson

Frederick G. Anderson

Vice President and General Counsel